UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Investment Unit Reduction through Stock Split and Adoption of Unit Share System

Tokyo, May 23, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its Board of Directors, having approved a plan to reduce its minimum stock investment unit (or investment unit price) with respect to its ordinary stock through a stock split and the adoption of a unit share system at the meeting held on January 31, 2007, today passed a resolution on the stock split. Furthermore, the Board of Directors resolved to submit a proposal at a General Meeting of Shareholders for partial amendment of the Articles of Incorporation necessary for introducing a unit share system and for increasing the total number of shares authorized to be issued, etc. The details and method of the investment unit reduction, including the details of the resolution passed today, are as stated blow.

The stock split is subject to the approval of the proposed partial amendments to the Articles of Incorporation at the General Meeting of Shareholders scheduled to be held on June 28, 2007 (which also serves as a general meeting of holders of class shares with respect to ordinary shares) and at the general meeting of holders of class shares with respect to preferred shares scheduled to be held on June 27, 2007. The details of the proposed partial amendments to the Articles of Incorporation shall be separately announced today.

1.	Method of Investment Unit Reduction

Our minimum ordinary stock investment unit will be reduced to one-tenth of the current unit through (a) a stock split by which one share will be split into 1,000 shares and (b) the adoption of a unit share system under which one unit of our ordinary stock will be comprised of 100 shares, effective as of September 30, 2007. In the same way, with respect to each class of preferred shares, each share will be spilt into 1,000 shares, and a unit share system will be adopted under which one unit will be comprised of 100 shares.

2.	Stock Split

(1)	Details of Stock Split:

A one for 1,000 split of our ordinary stock and preferred shares, respectively, will be made as of Sunday, September 30, 2007.

(Note)	The shares of our ordinary stock held by the shareholders recorded in the final shareholders registry, the beneficial shareholders registry and the fractional share registry as of Saturday, September 29, 2007, will be subdivided at a ratio of 1,000 shares for each existing share. Since Saturday, September 29, 2007 is not a business day for our share transfer agent, any share transfer registration must be made on or before Friday, September 28, 2007.

(2)	Submission of the Outstanding Share Certificates and Issuance of Certificates Representing New Shares Resulting from the Stock Split:

The currently outstanding share certificates shall be required to be submitted upon the execution of the stock split. The currently outstanding share certificates will no longer be valid after the execution of the stock split; thus, they will be collected and new share certificates are scheduled to be issued in exchange for the collected share certificates in late November 2007. Even though the old share certificates shall become invalid upon the execution of the stock split, the shareholders shall not lose the rights to their shares; provided, however, that, after the execution of the stock split, the old ordinary share certificates will no longer be eligible for settlement at the Tokyo Stock Exchange, the Osaka Securities Exchange or the Nagoya Stock Exchange.

(Note)	Beneficial shareholders registered in the Custody and Book-Entry Transfer System (JASDEC System) will be able to trade their shares, including the additional shares issued as a result of the stock split, starting on Monday, October 1, 2007.

(3)	Period for Submission of the Existing Share Certificates:

The period for submission of the currently outstanding share certificates is scheduled to be from Friday, August 10, 2007 to Saturday, September 29, 2007.

(Note)	Since Saturday, September 29, 2007 is not a business day for our share transfer agent, the actual final date for submission of all outstanding share certificates will be Friday, September 28, 2007.

(4)	Partial Amendment of Our Articles of Incorporation:

At the General Meeting of Shareholders and the general meeting of holders of class shares scheduled to be held in late June 2007, a proposal to partially amend our Articles of Incorporation to increase the total number of authorized shares and to make other changes necessary for the stock split will be submitted for approval by our shareholders.

(5)	Shares to be Issued as a Result of the Stock Split:

	Total number of outstanding shares	Number of new shares to be issued	Total number of shares after stock split
Ordinary shares	10,861,643.79	10,850,782,146.21	10,861,643,790
The first series of Class 3 preferred shares	100,000.00	99,900,000.00	100,000,000
Class 8 preferred shares	17,700.00	17,682,300.00	17,700,000
Class 11 preferred shares	1.00	999.000	1,000
Class 12 preferred shares	33,700.00	33,666,300.00	33,700,000

(Note)	The total number of outstanding shares is as of April 30, 2007. The number of new shares to be issued and the number of shares after stock split are subject to changes in the total number of outstanding shares that may result from any acquisition of the preferred shares, any cancellation of our own shares, etc., that occurs on or prior to the record date of the scheduled stock split.

3.	Introduction of Unit Share System

(1)	Summary:

Subject to the stock split described above becoming effect as scheduled, a unit share system will be adopted on Sunday, September 30, 2007. One unit shall be comprised of 100 shares.

(2)	Partial Amendment of Our Articles of Incorporation:

At the General Meeting of Shareholders and the general meeting of holders of class shares scheduled to be held in late June 2007, a proposal to partially amend our Articles of Incorporation to introduce the unit share system described above and to make other changes necessary therefor will be submitted for approval by our shareholders.

4.	Schedule of Subsequent Corporate Events (Proposal)

Wednesday, June 27, 2007	A General meeting of holders of class shares with respect to preferred shares will be held.

Thursday, June 28, 2007	A General Meeting of Shareholders (which also serves as a general meeting of holders of class shares with respect to ordinary shares) will be held.

Thursday, August 9, 2007	Public notices of (i) adoption of the unit share system, (ii) record date for the stock split and submission of outstanding share certificates will be given.

Friday, August 10, 2007	Commencement of submission of outstanding share certificates.

Tuesday, September 25, 2007	Commencement of suspension of trading of ordinary shares on the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange.

Friday, September 28, 2007	End of suspension of trading of ordinary shares on the Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange. Actual final date for submission of outstanding share certificates.

Saturday, September 29, 2007	Record date for stock split. Final date for submission of outstanding share certificates.

Sunday, September 30, 2007	Effective date of stock split (one share for 1,000 shares) and adoption of unit share system (one unit = 100 shares).

Late November 2007 (Scheduled)	New share certificates will be issued.

(Note)	Old share certificates may be exchanged for new share certificates after the final date for submission of outstanding share certificates; however, old share certificates will no longer be eligible for settlement on or after the effective date of the stock split. Shareholders are asked to submit the outstanding share certificates before the final date for submission or use the JASDEC System.

5.	Change of Ratio in relation to ADRs:

Our ADRs are traded on the New York Stock Exchange. Subject to the effectiveness of the stock split described above, we plan to change the ratio of the ADRs in relation to the underlying shares of our ordinary share as follows:

Ratio before change:	1,000 ADR = 1 ordinary share
Ratio after change:	1,000 ADR = 1,000 ordinary shares (1:1)
Record date:	Friday, September 28, 2007 (U.S. Eastern Standard Time)
First trading date after change	Monday, October 1, 2007 (U.S. Eastern Standard Time)

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Department

Tel: 81-3-3240-7651